Exhibit (a)(5)(ii)

Investor Contact: (617) 672-8818

EATON VANCE BANK LOAN CLOSED-END FUNDS

ANNOUNCE FINAL RESULTS OF AUCTION PREFERRED SHARES TENDER OFFERS

BOSTON, MA, September 23, 2016 — Each of Eaton Vance Senior Floating-Rate Trust (NYSE: EFR) and Eaton Vance Senior Income Trust (NYSE: EVF) (each a “Fund”) announced the final results of its tender offer (each a “Tender Offer”) ending September 23, 2016 to repurchase up to 27% and 44%, respectively, of outstanding auction preferred shares (“APS”).  For each Fund, the Tender Offer is at a price per share equal to 95% of the liquidation preference of $25,000 per share (or $23,750 per share), plus any accrued but unpaid APS dividends.  For each Fund, the amount of duly tendered (and not withdrawn) APS exceeded the amount of APS the Fund had offered to repurchase. As a result, the amount of APS accepted for payment to each shareholder was prorated in accordance with the terms of the Tender Offer.  APS that were not tendered or repurchased will remain outstanding.

The APS being repurchased by each Fund are as follows:

Ticker Symbol	Fund	Series	Cusip	APS Repurchased	% of Outstanding
EFR	Eaton Vance Senior Floating-Rate Trust	A	27828Q204	354	27%
		B	27828Q303	354	27%
		C	27828Q402	354	27%
		D	27828Q501	354	27%
EVF	Eaton Vance Senior Income Trust	A	27826S202	968	44%
		B	27826S301	968	44%

Each Fund also announced today that it has increased the amount of its existing credit facility.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of any Fund.  The complete terms and conditions of each Tender Offer are set forth in the Fund’s Offer to Purchase and the related Letter of Transmittal, as filed with the Securities and Exchange Commission as exhibits to a tender offer statement on Schedule TO and available free of charge at www.sec.gov.

The Funds are managed by Eaton Vance Management, a subsidiary of Eaton Vance Corp. (NYSE: EV).  Eaton Vance is a leading global asset manager whose history dates to 1924. With offices in North America, Europe, Asia and Australia, Eaton Vance and its affiliates managed $334.4 billion in assets as of July 31, 2016, offering individuals and institutions a broad array of investment strategies and wealth management solutions. For more information about Eaton Vance, visit www.eatonvance.com.

Fund shares are subject to investment risk, including possible loss of principal invested.  No Fund is a complete investment program and you may lose money investing in a Fund.  An investment in a Fund may not be appropriate for all investors.  Additional information about the Funds, including performance and portfolio characteristic information, is available at www.eatonvance.com.

Statements in this press release that are not historical facts are forward-looking statements as defined by the United States securities laws. You should exercise caution in interpreting and relying on forward-looking statements because they are subject to uncertainties and other factors which are, in some cases, beyond a Fund’s control and could cause actual results to differ materially from those set forth in the forward-looking statements.

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